Tel Aviv, November 12, 2010
Our ref: 13803/2001

VIA EDGAR

Jeffrey P. Riedler
Assistant Director
Mail Stop 4720
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: BioCancell Therapeutics Inc.
Registration Statement on Form S-1, Amendment No. 10
File No. 333-162088

Dear Mr. Riedler:

Concurrently with this letter, BioCancell Therapeutics Inc. (the “Company”) has filed Amendment No. 10 to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). The Registration Statement was amended to include final pricing information (including the price range as previously provided supplimentarily) and the legality opinion, in a form previously submitted.

Please do not hesitate to contact the undersigned at +972 (3) 607-4479 (or by email, shacharh@gkh-law.com) with any questions or concerns.

Sincerely,

/s/ Shachar Hadar

Dr. Shachar Hadar, Adv.

cc: Uri Danon, Chief Executive Officer, BioCancell Therapeutics Inc.